Provident Energy Trust Closes on Central Alberta Midstream Acquisition and $250 Million Financing NEWS RELEASE NUMBER 23-03 September 30, 2003

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced the closing of its acquisition of the Redwater Natural Gas Liquids (NGL) Processing System (Redwater) from Williams Energy Canada for $268 million and an estimated $18 million of inventory, exclusive of minor closing adjustments. In conjunction with the Redwater acquisition, Provident has also closed the previously announced bought deal financing for gross proceeds of $250 million. The financing includes 16.7 million trust units at a price of $10.50 per trust unit and $75 million of five-year convertible extendible unsecured subordinated debentures.

“Provident’s expansion into the midstream business and the addition of stable cash flowing, long-life physical assets to our portfolio, differentiates the Trust among oil and gas income investments,” said Randy Findlay, president of Provident.  “The Redwater facility accounts for 25 percent of western Canada’s fractionation capacity and is an important asset in the future of the country’s oil and gas business. The long-life nature of the midstream assets combined with the longer term fee-based and fixed margin contractual arrangements make this an ideal investment for an energy income trust such as Provident.”

The financing was offered to the public through a syndicate of underwriters co-led by Scotia Capital and National Bank Financial, and included BMO Nesbitt Burns Inc., CIBC World Markets Inc., TD Securities Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Orion Securities Inc.  Net proceeds of the financing were $238 million which includes the underwriters exercising their option to purchase an additional 2.4 million trust units prior to closing of the offering.  Provident has granted the underwriters an option to purchase up to an additional 2.5 million trust units at the offering price for a period expiring 30 days following the closing of the offering to cover over-allotments. The convertible debentures have a coupon of 8.75 percent and are convertible into trust units of Provident at a price of $11.05 per trust unit. With the completion of the Redwater acquisition, the maturity date of the 8.75% convertible debentures has been automatically extended from December 31, 2003 to December 31, 2008. Provident has also secured a total banking facility of $335 million that at closing will have approximately $250 million drawn between the midstream and oil and gas production businesses.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream business.  Provident’s energy portfolio is located in some of the more stable and predictable producing regions in Western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively

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Investor and Media Contact: Jennifer Pierce Senior Manager Investor Relations and Communications Phone (403) 231-6736 Email: info@providentenergy.com	Corporate Head Office: 700, 112 – 4th Avenue S.W. Calgary, Alberta Canada T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 www.providentenergy.com